                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                          GENSTAR THERAPEUTICS CORP.
--------------------------------------------------------------------------------

                       (Formerly Known as UROGEN CORP.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  917271 108
                        ------------------------------
                                (CUSIP Number)



                                Jan Stern Reed
                           BAXTER INTERNATIONAL INC.
                              One Baxter Parkway
                           Deerfield, Illinois 60015
                                 847.948.2212

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               January 11, 2001
           ---------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[_]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 5 Pages

  CUSIP No. 917271 108
            ----------

------------------------------------------------------------------------------
 1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

      BAXTER HEALTHCARE CORPORATION
      I.R.S. Identification Number: 36-2604143

      BAXTER INTERNATIONAL INC.
      I.R.S. Identification Number: 36-0781620

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization
      Delaware

------------------------------------------------------------------------------
                     5.   Sole Voting Power           -0-

     Number of

      Shares       -----------------------------------------------------------
                     6.   Shared Voting Power         1,941,219
   Beneficially

     Owned by
                   -----------------------------------------------------------
       Each          7.   Sole Dispositive Power      -0-

    Reporting

      Person       -----------------------------------------------------------
                     8.   Shared Dispositive Power    1,941,219
       With

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned By Each Reporting Person   1,941,219

      .   1,841,219 shares of commons stock; and

      . Warrant to acquire 100,000 at $2.00 per share iuntil February 27, 2005.

      Beneficial ownership assumes the excercise of warrant, which has not occured.

------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions) [ ]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)  8.6%

------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)
      CO.

------------------------------------------------------------------------------

This Schedule 13G relates to the holdings of Baxter Healthcare Corporation, a Delaware corporation ("Purchaser"), of 1,941,219 shares (the "Shares") of common stock, $0.001 par value per share, of Genstar Therapeutics Corp., a Delaware corporation.

Item 1(a).    Name of Issuer
---------
              Genstar Therapeutics Corp.

Item 1(b).    Address of Issuer's Principal Executive Offices:
---------
              10835 Altman Row
              Suite 105
              San Diego, California 92121

Item 2(a).    Name of Person Filing:
---------
              This statement is being filed by Purchaser and Baxter International Inc., a Delaware corporation, and the owner of 100% of the capital stock of Purchaser ("Parent").

Item 2(b).    Address of Principal Business Office or, if none, Residence:
---------
              One Baxter Parkway
              Deerfield, Illinois 60015

Item 2(c).    Citizenship:
---------
              Delaware

Item 2(d).    Title of Class of Securities:
---------
              Common Stock, $0.001 par value per share of Genstar Therapeutics Corp.

Item 2(e).    CUSIP Number:
---------
              917271 10 8

Item 3.       If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
------
              or (c), check whether filing person is a:


              (a) [_] Broker or dealer registered under Section 15 of the Act;

              (b) [_] Bank, as defined in Section 3(a)(6) of the Act;

              (c) [_] Insurance company, as defined in Section 3(a)(19) of the
                      Act;

              (d) [_] Investment company registered under Section 8 of the
                      Investment Company Act;

              (e) [_] An investment adviser, in accordance with Rule 13d-
                      1(b)(1)(ii)(E);

              (f) [_] An employee benefit plan or endowment fund, in accordance with Rule 13d-1(b)(1)(ii)(F);

              (g) [_] A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

                               Page 3 of 5 Pages

              (h) [_] A savings association, as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

              (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3); and

              (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.       Ownership:
------
              (a)     Amount Beneficially Owned:
                      1,941,219

              (b)     Percent of Class:
                      8.6%

              (c)     Number of shares as to which the person has:

               (i)    sole power to vote or direct the vote:           -0-
              (ii)    shared power to vote or direct the vote:         1,841,219
             (iii)    sole power to dispose or to direct the
                      disposition of:                                  -0-
              (iv)    shared power to dispose or to direct the
                      disposition of:                                  1,841,219

Item 5.       Ownership of Five Percent or Less of a Class:
------
              If this Schedule is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box:

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:
------
              Not Applicable.

Item 7.       Identification and Classification of the Subsidiary which Acquired
------
              the Security Being Reported on by the Parent Holding Company:
              Not Applicable.

Item 8.       Identification and Classification of Members of the Group:
------
              Not Applicable.

Item 9.       Notice of Dissolution of Group:
------
              Not Applicable.

Item 10.      Certification:
-------
              By signing below, each of Purchaser and Parent certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 4 of 5 Pages

Signature:

After reasonable inquiry and to the best of their knowledge and belief, each of Purchaser and Parent certifies that the information set forth in this Statement is true, completer and correct.

Dated:     January 11, 2001


                                           BAXTER HEALTHCARE CORPORATION



                                           By: /s/ Jan Stern Reed
                                               --------------------------------
                                               Secretary





                                           BAXTER INTERNATIONAL INC.



                                           By: /s/ Jan Stern Reed
                                               ---------------------------------
                                               Corporate Secretary

                               Page 5 of 5 Pages